Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Avinger, Inc., of our report dated March 5, 2020, relating to the financial statements of Avinger, Inc., which report appears in the Form 10-K of Avinger, Inc., for the year ended December 31, 2019, (and expresses an unqualified opinion and includes explanatory paragraphs relating to a going concern emphasis and the adoption of Accounting Standards Codification Topics No. 606, Revenue Recognition in 2018 and No. 842, Leases in 2019). We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

San Francisco, California

June 15, 2020